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X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02049809

August 27, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated August 27, 2002). Also enclosed are X-Cal's audited financial statements for the year ended March 31, 2002 and the interim financial statements for the three months ended June 30, 2002.

Thank you.

Sincerely,

Susannah Lam for ~~X-Cal~~ Resources Ltd.

X-Cal Resources Ltd.

TSE/XCL **August 27, 2002**

News Release
Quarterly Report

Sleeper Gold Project
Humboldt County, Nevada

New resource figures for a portion of the above ground gold resource on the Sleeper Gold Property are pending. Eighty holes 35 ft. in depth have been completed by Sonic Drilling into 6.6 million tons of Sleeper tailings. The objective of the work is to better quantify some of the above ground gold at the site as a possible offset to bonding and reclamation costs. Results from the program are due in September. Bonding estimates for the Sleeper Gold Property are also being updated.

Detailed information about the Sleeper Gold Project is available at www.x-cal.com. A new Information Memo by Proteus Capital Corp, (Douglas Newby) and a Geologic Due Diligence Report by Larry Kornze, P.Eng. and Jeffrey Phinisey, MSc. Have been posted to www.x-cal.com under the heading "Current Reports". The reports are also available in hard copy, by request, from the Company.

The Geologic Due Diligence and Appendix are particularly significant. The authors have exceptional track records for discovery of economic gold ounces in Nevada. Mr. Kornze's work was instrumental in the growth of Barrick's Nevada gold reserves from the mid 1980's to 2001. Their view of the potential of the Sleeper District is encouraging.

Snowbird Gold Deposit
Fort St. James, British Columbia

SRK Engineering is expected to deliver a new database for the Snowbird Gold Deposit in September. New resource figures for the property and work planning will be completed following receipt of the new database.

Summary

X-Cal is debt free with sufficient cash to meet all of its current obligations. The annual Nevada land fees for the Sleeper Gold Property in Humboldt County and Mill Creek Property in Lander County, Nevada are being paid in full.

• • • • • • • •

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

First Quarter Report (Unaudited)
For the 3 months ended June 30, 2002

PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
Website: www.x-cal.com

X-Cal Resources Ltd.

TSE/XCL August 27, 2002

News Release
Quarterly Report

Sleeper Gold Project

Humboldt County, Nevada

New resource figures for a portion of the above ground gold resource on the Sleeper Gold Property are pending. Eighty holes 35 ft. in depth have been completed by Sonic Drilling into 6.6 million tons of Sleeper tailings. The objective of the work is to better quantify some of the above ground gold at the site as a possible offset to bonding and reclamation costs. Results from the program are due in September. Bonding estimates for the Sleeper Gold Property are also being updated.

Detailed information about the Sleeper Gold Project is available at www.x-cal.com. A new Information Memo by Proteus Capital Corp. (Douglas Newby) and a Geologic Due Diligence Report by Larry Kornze, P.Eng. and Jeffrey Phinisey, MSc. Have been posted to www.x-cal.com under the heading "Current Reports". The reports are also available in hard copy, by request, from the Company.

The Geologic Due Diligence and Appendix are particularly significant. The authors have exceptional track records for discovery of economic gold ounces in Nevada. Mr. Kornze's work was instrumental in the growth of Barrick's Nevada gold reserves from the mid 1980's to 2001. Their view of the potential of the Sleeper District is encouraging.

Snowbird Gold Deposit

Fort St. James, British Columbia

SRK Engineering is expected to deliver a new database for the Snowbird Gold Deposit in September. New resource figures for the property and work planning will be completed following receipt of the new database.

Summary

X-Cal is debt free with sufficient cash to meet all of its current obligations. The annual Nevada land fees for the Sleeper Gold Property in Humboldt County and Mill Creek Property in Lander County, Nevada are being paid in full.

....

Visit our Website: www.x-cal.com

For further information contact: Shawn Kennedy, President

Tel (604) 662-8245 Fax (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited)

		June 30, 2002		March 31, 2002
Assets				
Current				
Cash and term deposits	$	1,407,991	$	20,561
Receivables and prepayments		115,021		34,837
		1,523,012		55,398
Notes receivable		12,748		60,914
Mineral property interests (see attached schedule)		14,765,232		14,727,617
Capital assets		23,523		26,745
	$	16,324,515	$	14,870,674
Liabilities				
Current				
Payables and accruals	$	75,864	$	210,116
Shareholders' Equity				
Capital stock (note 3)		25,149,390		23,386,427
Deferred stock-based compensation (note 2, 3)		20,527		-
Deficit		(8,921,266)		(8,725,869)
		16,248,651		14,660,558
	$	16,324,515	$	14,870,674

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
Three months ended June 30
(unaudited)

		2002		2001
Interest and other income	$	197	$	586
General and administrative				
Automobile		1,634		2,071
Consulting		30,000		-
Depreciation		2,647		4,101
Investor relations and printing		25,712		3,043
Legal, accounting and audit		6,083		3,889
Office and other		4,585		4,823
Registrar and transfer agent		4,738		4,449
Rent		9,021		7,454
Salaries and benefits		30,249		26,596
Stock exchange fee		24,367		2,930
Telephone		3,979		4,283
Travel		10,173		11,418
		153,188		75,057
		(152,991)		(74,471)
Other				
Stock-based compensation		(39,190)		-
Foreign exchange gain/(loss)		(3,216)		1,020
Net loss for the period	$	(195,397)	$	(73,451)
Net loss per share (Basic and Diluted)	$	(0.004)	$	(0.002)
Deficit, beginning of period	$	(8,725,869)	$	(8,296,834)
Net loss for the period		(195,397)		(73,451)
Deficit, end of period	$	(8,921,266)	$	(8,370,285)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
Three months ended June 30
(unaudited)

	2002	2001
Cash derived from (applied to)		
Operating		
Net loss	$ (195,397)	$ (73,451)
Depreciation	2,647	4,101
Stock-based compensation	39,190	-
Changes is receivable and payables	(214,436)	(64,157)
	(367,996)	(133,507)
Financing		
Shares issued for cash	1,744,300	100,000
Investing		
Notes receivable	48,166	84,333
Mineral property interest	(36,465)	(19,528)
Acquisition of capital assets	(575)	-
	11,126	64,805
Net increase (decrease) in cash	1,387,430	31,298
Cash and term deposits		
Beginning of period	20,561	2,002
End of period	$ 1,407,991	$ 33,300
Non-cash investing and financing activities		
Issue of shares to acquire mineral property interests	$ -	$ 167,500

(See accompanying notes to the consolidated financial statements)

Prepared by Management

Supplemental Disclosure of Non-Cash Investing Activities:

Sleeper Gold Project

On April 24, 2000 the Company signed an Amended Option Agreement with Kinross Gold Corporation which extended the period in which the Company may purchase all of the Kinross interest in the joint venture until September 30, 2000. As part of this Amended Option Agreement the Company issued 5.4 million common shares of the Company to Kinross.

Subsequently, on October 13, 2000 the Company signed a First Amendment to the Amended Option Agreement with Kinross, which extended the period by which the Company may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the agreement the Company paid US $250,000 of a US $2 million initial reclamation payment with the balance to be paid by January 31, 2001 (subsequently extended to December 30, 2001 by an agreement dated June 26, 2001). The consideration for this extension was the issuance of 1,500,000 common shares of X-Cal of which 500,000 were issued in January 2001 and 1,000,000 issued in the three months ended June 30, 2001.

In December 2001, Kinross agreed to extend X-Cal's option on the Kinross portion of the Sleeper Gold Project until December 30, 2003 for $Nil consideration.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2002
(unaudited)

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2002. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Change in Accounting Policy

Effective April 1, 2002, the company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are granted, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock options are granted. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure for the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

3. Capital Stock Information at June 30, 2002

Authorized:	100,000,000
Issued & outstanding:	58,583,583
Fully diluted:	68,387,590

On May 30, 2002, the company completed a private placement of 3,500,000 units at $0.24 per unit for net proceeds of $778,800. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.30 for up to two years.

On June 28, 2002, the company completed a private placement of 1,500,000 units at $0.45 per unit for net proceeds of $645,750. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.60 for up to two years.

Stock Options

As at June 30, 2002, the company has 3,597,500 stock options outstanding with a weighted average exercise price of $0.30. During the quarter 300,000 options were granted at a weighted average exercise price of $0.36. Of these options granted 100,000 were exercised. An additional 177,500 options were also exercised during the quarter. All options were exercised at a weighted average exercise price of $0.32.

Pursuant to the adoption of the CICA policy for accounting for stock-based compensation, options granted to non-employees is recorded as an expense in the period the options are granted. Options granted to employees and directors, using the fair value method, are disclosed as pro-forma information. No options were granted to employees or directors for the three months ended June 30, 2002.

Warrants

As at June 30, 2002, the company has 6,206,507 warrants outstanding with a weighted average exercise price of $0.30. During the quarter 2,500,000 warrants were issued and 1,050,000 exercised at a weighted average exercise price of $0.39 and $0.22 respectively.

4. Related Party Transactions

During the quarter ended June 30, 2002 the company incurred legal fees of $3,826 to a law firm with which a director of the company is associated. The company also paid $30,000 in consulting fees to a director of the company for services rendered for the past five years.

Prepared by Management

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Three months ended June 30
(unaudited)

		2002		2001
Balance, beginning of year	$	14,727,617	$	14,271,714
Acquisition and holding costs incurred				
Advance royalties		15,122		-
Property acquisitions		-		167,500
		15,122		167,500
Automobile		544		282
Consulting				
Geological		498		1,540
Depreciation		1,150		1,573
Field expenses		2,319		2,423
Insurance		226		554
Mapping and plotting		5,000		-
Telephone		702		877
Travel and transportation		3,054		4,852
Wages		9,000		9,000
		22,493		21,101
Balance, end of period	$	14,765,232	$	14,460,315

Prepared by Management

Management's Discussion & Analysis

The information appearing below has been derived from and should be read in conjunction with the interim unaudited financial statements (for the period ended June 30, 2002) of the Company and notes thereto and the audited year ended March 31, 2002 financial statements of the Company and notes thereto.

Results of Operations

The Company recorded a net loss of $195,396 ($0.004 per common share) for the three months ended June 30, 2002 compared to a net loss of $73,451 ($0.002 per common share) for the comparable three month period of 2001.

Operating expenses for the three months ended June 30, 2002 were $153,187 compared to $75,057 for the comparable three month period of 2001. This difference is attributable to consulting, investor relations, and Toronto Stock Exchange filing fees incurred in 2002.

Liquidity and Capital Resources

For the three months ended June 30, 2002, expenditures on exploration and development were $37,615 compared to $188,601 for the same period in 2001. In 2001, the Company signed a First Amendment to the Amended Option Agreement for the Sleeper Gold Project with Kinross Gold Corp. and as part of the Agreement, 1,000,000 common shares with a deemed value of $167,500 was issued to Kinross.

The Company has been successful in raising capital by private placement of treasury shares and expects to be able to continue to do so.

Prepared by Management

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange: XCL

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto